Exhibit 99

                     BAYCORP HOLDINGS, LTD.
                1 New Hampshire Avenue, Suite 125
                 Portsmouth, New Hampshire 03801
            Phone (603) 766-4990  Fax (603) 766-4991


      BayCorp Reports Third Quarter 2003 Operating Results

     November 5, 2003 --- BayCorp Holdings, Ltd. ("BayCorp") (AMEX: MWH) announced today its operating results for the third quarter ended September 30, 2003. BayCorp reported a net loss of $936,000, or approximately $1.45 per share, for the third quarter of 2003 as compared to net income of $4,831,000, or approximately of $0.58 per share, for the third quarter of 2002.

     The decrease in earnings in the third quarter of 2003 as compared to the third quarter of 2002 was primarily attributable to the loss of operating revenues following the sale on November
1, 2002 by BayCorp of its ownership interest in the Seabrook Nuclear Power Plant ("Seabrook"). As of September 30, 2002, BayCorp held a 15% ownership interest in the Seabrook Nuclear Power Plant.
On November 1, 2002, BayCorp sold its ownership interest in Seabrook. Under the purchase and sale agreement and BayCorp's agreement with Northeast Utilities, BayCorp received approximately $113 million for its 15% ownership interest in the Seabrook plant, nuclear fuel and inventory. As of September 30, 2003, the Company's principal assets were a long-term power sales contract for 9.06 megawatts and an investment in HoustonStreet Exchange, Inc.

     Operating revenues for the third quarter of 2003 were approximately $1,007,000, all of which were from the long-term power sales contract. Operating revenues for the third quarter of 2002 were primarily from the sale of the Company's share of Seabrook generation and were approximately $15,559,000. In the third quarter of 2003, as required by the Emerging Issues Task Force Issue 98-10 and 00-17, the Company recorded a net unrealized loss on the mark-to-market of firm forward power contracts and a deferred gain on its long-term power contract of
approximately $140,000.   All of BayCorp's sales of power in the
third quarter of 2002 were made on a unit-contingent basis as opposed to firm sales, and the Company had no firm forward power contracts that required mark-to-market accounting treatment.

     For the nine months ended September 30, 2003, BayCorp reported a net loss of $2,663,000, or approximately $0.88 per share, compared to net income of $6,752,000, or approximately $0.81 per share, for the nine months ended September 30, 2002. The decrease in earnings for the nine months ended September 30, 2003 as compared to the same period ended September 30, 2002 was primarily due to loss of revenues following the November 2002 sale of Seabrook.

     Operating revenues for the first nine months of 2003 were approximately $2,994,000 from the Company's long-term power sales contract. Operating revenues for the first nine months of 2002 were primarily from the sale of the Company's share of Seabrook generation and were approximately $41,053,000. Other Income for the first nine months of 2003 included a NEIL distribution of approximately $275,000 representing BayCorp's share of distributions under mutual insurance company policies associated with the Seabrook Plant.

About BayCorp

     BayCorp Holdings, Ltd. is an unregulated holding company incorporated in Delaware. BayCorp currently owns two subsidiaries, Great Bay Power Marketing, Inc., which purchases and markets power on the open market, and BayCorp Ventures, LLC, which serves as a vehicle for the Company's investments. HoustonStreet Exchange, Inc., an equity investment of BayCorp, operates HoustonStreet.com, an independent internet-based crude oil and refined products trading exchange. Prior to the November 1, 2002 sale to FPL Energy of substantially all of the assets of its electric generating subsidiaries, BayCorp's wholly owned subsidiaries, Great Bay Power Corporation and Little Bay Power Corporation, were electric generating companies whose principal assets consisted of joint ownership in the Seabrook Nuclear Power Plant in Seabrook, New Hampshire. Both companies have been dissolved.

Forward Looking Statements

     Any statements contained in this release regarding the Company's goals, strategies, and expectations are "forward-looking statements." No assurances can be given that the results in any forward-looking statements will be achieved and actual results could differ materially. Please review reports filed by BayCorp with the Securities and Exchange Commission for information and factors that could affect the Company's business.

                             BAYCORP HOLDINGS, LTD.
                               STATEMENT OF INCOME
                                   (UNAUDITED)
            (Dollars in thousands, except shares and per share data)

                                                    Three Months           Nine Months
                                                       Ended                  Ended
                                                   September 30,           September 30,
                                                 2003       2002          2003      2002
Operating Revenues                              $1,007     $15,559     $2,994     $41,053

Operating Expenses                               1,798      10,903      5,688      34,724
                                              --------  ----------  ---------  ----------
Operating Income (Loss) Before Mark to
Market of Firm Energy Contracts                  (791)       4,656    (2,694)       6,329


Unrealized Loss on Firm Energy Contracts           140           0        725           0
                                             ---------  ----------  ---------  ----------
Operating Income (Loss)                          (931)       4,656    (3,419)       6,329

Total Other Income (Deductions)                    (5)         175        756         423
                                             ---------  ----------  ---------  ----------

Net Income (Loss)                               ($936)      $4,831   ($2,663)      $6,752
                                             =========  ==========  =========  ==========

Weighted Average Shares Outstanding
-    Basic                                     646,937   8,376,140  3,019,622   8,386,914

Weighted Average Shares Outstanding
-    Diluted                                   646,937   8,763,558  3,019,622   8,719,134


Basic Net Income (Loss) Per Share              ($1.45)       $0.58    ($0.88)       $0.81

Diluted Net Income (Loss) Per Share            ($1.45)       $0.55    ($0.88)       $0.77

   Following the completion of the Company's self-tender offer in March 2003 and as of
       September 30, 2003, there were 646,937 shares of common stock outstanding.
                                          # # #

                                            3